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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*
                                          ---

                                  Syntel Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   87162H103
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                                 (CUSIP Number)


                 Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                      525 East Big Beaver Road, Suite 300
                                Troy, MI  48083
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 2, 2005
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)
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CUSIP No. 87162H103
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
     Neerja Sethi

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)
     N/A

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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization
     United States of America

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                7.  Sole Voting Power
  Number of         7,000

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        8,617,750*

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         7,000

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            8,617,750*

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,624,750*

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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)
     21.3%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN

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* - The common stock with respect to which Ms. Sethi shares voting and dispositive power includes (i) 8,467,750 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 (the "Bharat I Trust"), (ii) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 (the "Saahill Trust"), and (iii) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997 (the "Pia Trust"), over each of which Ms. Sethi acts as co-trustee. Ms. Sethi disclaims beneficial ownership of the 8,617,750 shares held by such trusts.
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
         This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, on behalf of Neerja Sethi (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 1, Ms. Sethi is deemed to beneficially own an aggregate of 8,624,750 shares of Common Stock, which represents approximately 21.3% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on October 25, 2004 as reported in Syntel's most recently available Quarterly Report on Form 10-Q. Ms. Sethi disclaims beneficial ownership of an aggregate of 8,617,750 shares held by the various trusts for which Ms. Sethi acts as co-trustee.

(b) Ms. Sethi has sole power to vote, direct the vote, dispose or to direct the disposition over 7,000 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 8,617,750 shares of Common Stock. Ms. Sethi shares such power to vote, direct the vote, dispose or to direct the disposition with Mr. Parashar Ranade, as co-trustees of the Bharat I Trust, the Saahill Trust and the Pia Trust. Mr. Ranade's business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33139. During the past five years, Mr. Ranade has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.

(c) On February 2, 2005, the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004 terminated in accordance with its terms. Ms. Sethi served as co-trustee of the trust and was therefore deemed to have beneficial ownership of the 4,000,000 shares of Common Stock held by the trust. Mr. Ranade and Ms. Sethi, as the co-trustees of the trust, distributed the remaining principle and income, including the 4,000,000 shares of Common Stock, to Mr. Desai as the beneficiary of the trust. As a result, Ms. Sethi is no longer deemed to have beneficial ownership of the 4,000,000 shares.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated as follows:

Exhibit 1 Bharat Desai Irrevocable Trust Agreement For Descendants dated May 17, 1997 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 10, 2005).

Exhibit 2 Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 (incorporated by reference to Exhibit 6 to the Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 10, 2005).


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

         Dated:  February 14, 2005

                                                     /s/ Neerja Sethi
                                                     ---------------------------
                                                     Neerja Sethi